UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Conn’s, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

Ronald M. Clark

The Stephens Group, LLC

100 Morgan Keegan Drive, Suite 500

Little Rock, AR 72202

(501) 377-2356

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Stephens Group, LLC 20-4948475
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 4,305,343(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 4,305,343(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,305,343
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 11.82%*
14.	Type of Reporting Person (See Instructions). HC OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.
(1)	Represents total shares held by SG-1890, LLC. The Stephens Group, LLC is the manager of SG-1890, LLC.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Snow Lake Holdings, Inc. 71-0816760
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 54,163
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 54,163
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 54,163
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.15%*
14.	Type of Reporting Person (See Instructions). CO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SG-1890, LLC 26-1566670
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 4,305,343
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 4,305,343
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,305,343
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 11.82%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wilton R. Stephens, Jr. N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 140,645(1)
	8.	Shared Voting Power. 4,305,343(2)
	9.	Sole Dispositive Power 140,645(1)
	10.	Shared Dispositive Power. 4,305,343(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,445,988
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 12.21%*
14.	Type of Reporting Person (See Instructions). IN

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.
(1)	Represents total shares held by W.R. Stephens, Jr. Revocable Trust over which Mr. Stephens, Jr. acts as Trustee.
(2)	Represents total shares held by SG-1890, LLC. Mr. Stephens, Jr. is a member of the Executive Committee of The Stephens Group, LLC, the manager of SG-1890, LLC.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth Stephens Campbell N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 4,305,343(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 4,305,343(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,305,343
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 11.82%*
14.	Type of Reporting Person (See Instructions). IN

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.
(1)	Represents total shares held by SG-1890, LLC. Ms. Campbell is a member of the Executive Committee of The Stephens Group, LLC, the manager of SG-1890, LLC.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arden Jewell Stephens 2012 Trust N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 50,755
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 50,755
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 50,755
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.14%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W. R. Stephens III 2012 Trust N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 50,755
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 50,755
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 50,755
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.14%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arden Jewell Stephens Trust dtd 10/20/99 71-6179371
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 373
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 373
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 373
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.00%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W. R. Stephens III Trust dtd 7/2/01 73-6339125
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 373
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 373
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 373
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.00%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth Chisum Campbell 2012 Trust N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 49,655
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 49,655
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,655
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.14%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan Stephens Campbell 2012 Trust N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 49,655
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 49,655
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,655
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.14%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Craig Dobbs Campbell, Jr. 2012 Trust N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 49,655
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 49,655
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,655
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.14%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth S. Campbell Trust A 26-6173592
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 53,017
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 53,017
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 53,017
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.15%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carol M. Stephens N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 12,720
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 12,720
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 12,720
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.03%*
14.	Type of Reporting Person (See Instructions). IN

*	Based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 8 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”) of Conn’s, Inc., a Delaware corporation (“the Company”) and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 4055 Technology Forest Blvd., Ste. 210, The Woodlands, TX 77381. This Amendment amends the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by the Reporting Persons (as defined below) on February 6, 2009, as amended on February 12, 2010, October 26, 2010, November 23, 2010, December 14, 2012, March 28, 2013, June 12, 2013, and April 17, 2014.

ITEM 2. IDENTITY AND BACKGROUND.

This Amendment is filed jointly by and for the entities and persons listed below, all of whom together are referred to as the “Reporting Persons” or individually as a “Reporting Person.”

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or board of managers, as applicable, of each of the applicable Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(i)	The Stephens Group, LLC (“The Stephens Group”)

The Stephens Group is an Arkansas manager-managed limited liability company. It is managed by a Board of Managers consisting of the following individuals: Wilton R. Stephens, Jr., Elizabeth S. Campbell, Craig D. Campbell, Carol M. Stephens, Ronald M. Clark, Robert L. Schulte, C. Ray Gash, William S. Walker, Emon A. Mahony, Jr., and Gary D. Boland. The Board has appointed a two person Executive Committee that may exercise all powers granted to the Board. The Executive Committee of the Board consists of the following individuals: Wilton R. Stephens, Jr. and Elizabeth S. Campbell. The Stephens Group is the Manager of SG-1890 (as defined below).

(ii)	Snow Lake Holdings, Inc. (“Snow Lake”)

Snow Lake is a Nevada corporation. It is managed by a Board of Directors consisting of the following individuals: Elizabeth S. Campbell, Craig D. Campbell and Robert L. Schulte.

(iii)	SG-1890, LLC (“SG-1890”)

SG-1890 is an Arkansas manager-managed limited liability company. The sole manager is The Stephens Group, which has the ability to make decisions for SG-1890.

(iv)	Wilton R. Stephens, Jr.

Wilton R. Stephens, Jr. is a member of the Executive Committee of The Stephens Group as well as a Manager.

(v)	Elizabeth S. Campbell

Elizabeth S. Campbell is a member of the Executive Committee of The Stephens Group as well as a Manager.

(vi)	Arden Jewell Stephens 2012 Trust

Arden Jewell Stephens 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.

(vii)	W. R. Stephens III 2012 Trust

W. R. Stephens III 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.

(viii)	Arden Jewell Stephens Trust dtd 10/20/99

Arden Jewell Stephens Trust dtd 10/20/99 is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte, Carol M. Stephens and Emon A. Mahony, Jr.

(ix)	W. R. Stephens III Trust dtd 7/2/01

W. R. Stephens III Trust dtd 7/2/01 is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Emon A. Mahony, Jr.

(x)	Elizabeth Chisum Campbell 2012 Trust

Elizabeth Chisum Campbell 2012 is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.

(xi)	Susan Stephens Campbell 2012 Trust

Susan Stephens Campbell 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.

(xii)	Craig Dobbs Campbell, Jr. 2012 Trust

Craig Dobbs Campbell, Jr. 2012 Trust is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Robert L. Schulte and Ronald M. Clark.

(xiii)	Elizabeth S. Campbell Trust A

Elizabeth S. Campbell Trust A is an irrevocable trust governed under the laws of the State of Arkansas. The trustees of the trust are Elizabeth S. Campbell, C. Ray Gash and Robert L. Schulte.

(xiv)	Carol M. Stephens

Carol M. Stephens is a Manager of The Stephens Group.

The Stephens Group, Snow Lake, SG-1890, Arden Jewell Stephens 2012 Trust, W. R. Stephens III 2012 Trust, Arden Jewell Stephens Trust dtd 10/22/99, W. R. Stephens III Trust dtd 7/2/01, Elizabeth Chisum Campbell 2012 Trust, Susan Stephens Campbell 2012 Trust, Craig Dobbs Campbell, Jr. 2012 Trust and Elizabeth S. Campbell Trust A are each in the business of managing or holding investments. Each of the individual persons listed above is a citizen of the United States of America. The business address of each Reporting Person and their respective managers, directors and officers, as applicable, is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

The Reporting Persons and Listed Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons and Listed Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of this Statement is hereby supplemented by adding the following:

Effective July 10, 2015, Jon E.M. Jacoby retired from The Stephens Group, LLC and is no longer an officer or manager of The Stephens Group, LLC.

None of the Reporting Persons, Listed Persons, nor, to the knowledge of the Reporting Persons, any other persons, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions.

The Reporting Persons may engage in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company. The Reporting Persons may discuss ideas that, if effected, may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Accordingly, each Reporting Person and Listed Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The following table discloses the beneficial ownership of the Common Stock by the Reporting Persons as of the date of this Statement. The following disclosure is based on 36,410,407 shares of Common Stock outstanding as of May 26, 2015. See Schedule I for the information applicable to the Listed Persons.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power			Dispositive Power
Name	Owned	Shares	Sole		Shared	Sole	Shared
The Stephens Group, LLC	4,305,343	11.82%	0		4,305,343	0	4,305,343
SG-1890, LLC	4,305,343	11.82%	0		4,305,343	0	4,305,343
Snow Lake Holdings, Inc.	54,163	0.15%	54,163		0	54,163	0
Wilton R. Stephens, Jr.	4,445,988	12.21%	140,645	(1)	4,305,343	140,645	4,305,343
Elizabeth S. Campbell	4,305,343	11.82%	0		4,305,343	0	4,305,343
Arden Jewell Stephens 2012 Trust	50,755	0.14%	50,755		0	50,755	0
W. R. Stephens III 2012 Trust	50,755	0.14%	50,755		0	50,755	0
Arden Jewell Stephens Trust dtd 10/20/99	373	0.00%	373		0	373	0
W. R. Stephens III Trust dtd 7/2/01	373	0.00%	373		0	373	0
Elizabeth Chisum Campbell 2012 Trust	49,655	0.14%	49,655		0	49,655	0
Susan Stephens Campbell 2012 Trust	49,655	0.14%	49,655		0	49,655	0
Craig Dobbs Campbell, Jr. 2012 Trust	49,655	0.14%	49,655		0	49,655	0
Elizabeth S. Campbell Trust A	53,017	0.15%	53,017		0	53,017	0
Carol M. Stephens	12,720	0.03%	12,720		0	12,720	0

(1) Represents total shares held by W.R. Stephens, Jr. Revocable Trust over which Mr. Stephens, Jr. acts as Trustee.

(c) Except as described in this Statement, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock during the 60 days preceding the date hereof.

(d) Not applicable

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, other than as described in this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement to File Joint Schedule 13D

Exhibit 2	Power of Attorney executed by Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2015	By:	/s/ Ronald M. Clark
Name: Ronald M. Clark

Attorney-in-Fact for:

THE STEPHENS GROUP, LLC (1)
SNOW LAKE HOLDINGS, INC. (1)
SG-1890, LLC (1)
WILTON R. STEPHENS, JR. (1)
ELIZABETH S. CAMPBELL (1)
ARDEN JEWELL STEPHENS 2012 TRUST (1)
W. R. STEPHENS III 2012 TRUST (1)
ARDEN JEWELL STEPHENS TRUST DTD 10/22/99 (1)
W. R. STEPHENS III TRUST DTD 7/2/01 (1)
ELIZABETH CHISUM CAMPBELL 2012 TRUST (1)
SUSAN STEPHENS CAMPBELL 2012 TRUST (1)
ELIZABETH S. CAMPBELL TRUST A (1)
CAROL M. STEPHENS (1)

(1) A Power of Attorney authorizing Ronald M. Clark toact on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I

MANAGERS/DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The Stephens Group, LLC

The Stephens Group, LLC is an Arkansas manager-managed limited liability company (“The Stephens Group”). It is managed by a Board of Managers. The following sets forth the name and position, if any, of each manager of The Stephens Group. Each such person is a citizen of the United States of America. The business address of each manager is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

Name	Position
Wilton R. Stephens, Jr.	Chief Executive Officer and Co-Chairman, Member of Executive Committee
Elizabeth S. Campbell	Co-Chairman, Member of Executive Committee
Craig D. Campbell	Vice Chairman
Carol M. Stephens	Manager
Ronald M. Clark	Chief Operating Officer & General Counsel
Robert L. Schulte	Chief Financial Officer
C. Ray Gash	Manager
William S. Walker	Manager
Emon A. Mahony, Jr.	Manager
Gary D. Boland	Manager

The authority of the Board of Managers has been delegated to an Executive Committee, which consists of the following members: Wilton R. Stephens, Jr. and Elizabeth S. Campbell.

Snow Lake Holdings, Inc.

Snow Lake Holdings, Inc. is a Nevada corporation (“Snow Lake”). It is managed by a Board of Directors. The following sets forth the name and position, as applicable, of each executive officer and director of Snow Lake. Each such person is a citizen of the United States of America. The business address of each officer and director is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

Name	Position
Elizabeth S. Campbell	Director
Craig D. Campbell	Director
Robert L. Schulte	Director, Treasurer
Jon E. M. Jacoby	President
C. Ray Gash	Secretary

SG-1890, LLC

SG-1890, LLC is an Arkansas manager-managed limited liability company (“SG-1890”). The sole Manager is The Stephens Group. Wilton R. Stephens, Jr. and Elizabeth S. Campbell, as members of the Executive Committee of The Stephens Group, have the ability to make decisions for SG-1890 on behalf of The Stephens Group.

EXHIBIT INDEX

*Exhibit 1	Agreement to File Joint Schedule 13D

*Exhibit 2	Power of Attorney executed by Reporting Persons

* Filed Previously